KANE KESSLER, P.C.
 1350 AVENUE OF THE AMERICAS
 NEW YORK, NEW YORK 10019
(212) 541-6222

August 17, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Clarus Corporation
Forms 10-K and 10-K, Amendment 1 for Fiscal Year Ended
December 31, 2009 and Filed March 15 and April 23, 2010
Respectively
File No. 0-24277

Dear Sirs:

Reference is made to your letter, dated August 6, 2010, relating to the above referenced matter.  This will confirm that in my conversation with Susann Reilly, the examiner assigned to this matter, Clarus Corporation received an extension of time to respond to the above referenced letter by no later than September 3, 2010.

Very truly yours,

/s/ Aris Haigian
Aris Haigian

AH/mam

cc: Susann Reilly